                                                                  Exhibit (g)(6)
GIBSON, DUNN & CRUTCHER LLP
WAYNE W. SMITH (Bar No. 054593)
DAVID A. BATTAGLIA (Bar No. 130474)           ORIGINAL FILED
MICHELLE H. TREMAIN (Bar No. 187342)
ROBYN C. CROWTHER (Bar No. 193840)
333 South Grand Avenue                          FEB 23 1998
Los Angeles, California 90071-3197

(213) 229-7000                                SUPERIOR COURT

Attorneys for Plaintiff
COMPUTER SCIENCES CORPORATION


                      SUPERIOR COURT OF THE STATE OF CALIFORNIA

                            FOR THE COUNTY OF LOS ANGELES

                                   CENTRAL DISTRICT

COMPUTER SCIENCES               CASE NO. BC186394
CORPORATION, a Nevada
corporation headquartered in
Los Angeles County,               COMPLAINT FOR:


                Plaintiff,           (1)  UNFAIR, UNLAWFUL, AND FRAUDULENT
                                          BUSINESS ACTS AND PRACTICES IN
                                          VIOLATION OF CALIFORNIA BUSINESS AND
          V.                              PROFESSIONS CODE SECTIONS 17200
                                          ET SEQ., INCLUDING:
                                          (a)  IMPROPER ATTEMPT TO BUY LOYALTY;
COMPUTER ASSOCIATES                       (b)  ATTEMPTED ECONOMIC DURESS;
INTERNATIONAL, INC., a Delaware           (c)  FRAUD AND DECEIT;
corporation; CHARLES B. WANG,             (d)  IMPROPER. INTENTIONAL
an   individual; SANJAY KUMAR,                 INTERFERENCE;
an individual; CORPORATE DOES             (e)  UNFAIR BUSINESS ACTS.
1-50 and INDIVIDUAL DOES 51-100,
inclusive,
                                     (2)  ECONOMIC DURESS;
          Defendants.
                                     (3)  INTENTIONAL INTERFERENCE WITH
                                          PROSPECTIVE ECONOMIC ADVANTAGE AND
                                          CONTRACTUAL RELATIONS;
                                     (4)  CONSPIRACY.


                                          1

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     Plaintiff COMPUTER SCIENCES CORPORATION ("CSC"), for its Complaint in
this matter, avers and alleges, upon knowledge as to itself and upon information and belief as to all other matters, as follows:

                                   NATURE OF ACTION

     1. Defendants Computer Associates International, Inc. ("Computer Associates"), Charles B. Wang ("Wang"), and Sanjay Kumar ("Kumar") (collectively "Defendants") have engaged, and continue to engage, in an unfair, unlawful and fraudulent scheme to attempt to acquire CSC at less than its value by employing wrongful and illegal means. They first attempted to buy the loyalty of CSC's senior executive in the hopes of acquiring CSC for $100 a share. They then threatened to damage CSC and its relationships with its employees and customers if CSC did not sell at a disadvantageous and unfair price and in a transaction which would be detrimental to the interests of CSC and its customers, employees, and stockholders. Then they commenced a continuing campaign of fraud and interference in order to continue to attempt to pressure CSC to sell the company on Defendants' terms.

     2. Defendants are aware that if they are successful, they are able to acquire CSC at a price far less than its value. They also recognize that even if they fail, they will have damaged CSC just before launching a major competitive initiative against it. Either way, Defendants' misconduct is rewarded -- unless it is immediately halted by this Court.

                                     THE PARTIES

COMPUTER SCIENCES CORPORATION

     3. Complainant CSC is a Nevada corporation with its principal place of business located in Los Angeles County at 2100 E. Grand Avenue, El Segundo, California 90245. Its common stock is listed on the New York Stock Exchange under the symbol "CSC." CSC is in the business of providing clients with a wide range of professional services, including management consulting, information systems consulting, development and integration, outsourcing, and operations support. It has approximately 44,000 employees in nearly 600 offices worldwide. The Chairman of the Board, President, and Chief Executive Officer of CSC is Van
B. Honeycutt ("Honeycutt")


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     4. CSC's robust financial condition includes a compound annual growth rate of 20.4 percent in revenue over the past five years, and a 26.3 percent compound annual increase in income before special items for the same period. CSC has had larger gains in market share and revenue than its primary competitor in fifteen of the last sixteen quarters. It has won or implemented $6.7 billion in large outsourcing contracts over the last twelve months.


COMPUTER ASSOCIATES INTERNATIONAL, INC.

     5. Defendant CAI is a Delaware corporation with its principal executive offices located at One Computer Associates Plaza, Islandia, New York 11780. Its common stock is listed on the New York Stock Exchange under the symbol "CA."
CAI is in the business of developing, licensing and supporting computer software products, and has approximately 11,000 employees in 160 offices worldwide. Its corporate headquarters for California and Hawaii is located in Los Angeles County at 300 Corporate Pointe, 2nd Floor, Culver City, California 90230-7614. It has nine other regional offices in the State of California, including another office in Los Angeles County.

     6. CAI has grown rapidly in recent years by acquiring software companies with a substantial installed product base and ongoing license revenues, ruthlessly reducing costs and employee headcount, writing off acquired research and development costs and good will, and drastically cutting back further product development. CAI's business strategy has made it a very controversial company in the software industry. CAI's tactics in dealing with clients have been similarly aggressive and questionable, and CAI is consistently involved in litigation with its clients.

     7. CAI's reputation in connection with acquisitions is well known. In
May 1995, in connection with the acquisition of Legent Corporation, Wang, Kumar and others promised that "CA's trying to do the right things" with regard to employees, that the acquisition represents an "acceleration of hiring," and prospects of firings were called "ridiculous rumors." CAI's actions differed from its representations. By one estimate, between 80 to 90 percent of Legent's 2,000 or so employees had left or been let go within a year of the transaction. In fact, in connection with the Legent acquisition, CAI represented in SEC filings that there were "no current plans or proposals that would relate to, or result in, any other material change in the [target's] business, corporate structure, Board of Directors or management." In 1994, in connection with the ASK acquisition, Wang emphasized, "We're excited to have the opportunity to include the ASK people, products and clients in the CA family." Within days of the acquisition, 150 ASK employees were terminated and an additional 100 employees left because of CAI's demand that they enter into a stringent non-compete agreement extending long after employment ended, an agreement which is contrary to long-standing law and policy in California. Discussing potential layoffs in connection with the Cullinet acquisition, Wang stated that "some redundant jobs will be eliminated and those affected will be reassigned, if possible within CA. " Then the deal closed. "CA got rid of more than half of the company's 2,000 employees (many quit before they were fired)," according to Upside magazine.

     8. The descriptions of Defendants' treatment of employees at companies it acquires are well publicized. "Within several days of a deal's closing, out come the long knives" (Fortune, 7/21/97); "hordes of personnel to the sword" (Computergram Intl. 1997); "it has acquired a reputation for extensive bloodletting after its purchases and a certain arrogance and aggression" (Software Futures, 1996). As succinctly stated in The Washington Post, "It's been tarred with such names as 'Darth Vader' or 'the Neutron Bomb' -- a weapon that leaves buildings standing, but with no one in them." As one ex-employee recalled, "It was the most humiliating experience of my life. Then they refused to pay off my expense account." (Fortune 7/21/97). Another emphasized, "I've been in the business for 15 years, and I've never seen anything like it." (Id.) As another example, CAI was found guilty of violating the Racketeer Influenced and Corrupt Organizations Act ("RICO") two years ago by a New York arbitration panel and was ordered to pay $12 million to former employees as a result of misconduct in connection with acquisition and valuation of Online Software. CAI subsequently lost the appeal. In fact, CAI has become so proficient at laying people off that it has actually developed its own software program for this purpose: "the merger acquisition program system" or "MAPS. " Manager rankings, personality profiles and other information are input into a CAI proprietary program and the computer tells CAI who should be fired. Wang refers to his management approach as "zero-based thinking."


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     9. CAI's negative reputation for service is well known and well publicized.
"I've never seen one vendor with so many dissatisfied customers as CA seems to have" (Investor's Business Daily, 5/26/95); "I think CA's lack of finesse has cost them in the customer relations arena" (Los Angles Times, 9/13/93); "By the early 1990's, Computer Associates had become known for its ravenous appetite . .
 ., for jacking up maintenance costs ... and for pushing its many licensing contracts at the expense of good customer relations. It was not uncommon for the company to sue a client over relatively minor infractions" (New York Times,
2/4/97); "Some customers maintain a strict 'no CA' policy.... Many also claim that after CA acquires a company and lays off scores of people, customer service falls off' (Fortune, 7/21/97); "In a . survey of 50 major CA customers ... 75 percent rated its service as below average" (The Washington Post, 5/10/92). "[CAI], which is a huge provider of operating systems and other software to financial institutions, has a reputation for inflexible licensing policies that can complicate a bank's move to new providers of technology issues." (American Banker, 2/23/98). Computer Associates should be feeling uncomfortable because it has been treating a lot of customers like dirt -- particularly those it has gained through acquisition." (Information Week U.K. 2/20/98). CAI's terrible reputation is in sharp contrast to that of CSC: "In contrast, CSC is a customer advocate. As a services company, it has to treat customers with kid gloves to get repeat business" (Bloomberg, 2/12/98).

THE INDIVIDUAL DEFENDANTS

     10. Billionaire Defendant Charles B. Wang is the Chief Executive Officer, Chairman of the Board and a director of CAI. He has been a director since June 1976 and Chairman since April 1980. He also is one of three members of the Executive Committee of CAI. He owns approximately 5% of the stock of the company, although he expects to own substantially more in the near future. In 1995, Wang, Kumar and Russell M. Arntz (Executive Vice President of Research and Development), granted themselves 20.25 million shares of stock of CAI; 60%, 30% and 10% respectively. These shares are worth nearly a billion dollars, with an as yet untaken consequent charge to CAI's earnings. A portion of these shares currently are vested, and the

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remainder appears likely to become vested if there is a combination, pursuant to the change in control provisions of CAI's 1995 Key Employee Ownership Plan ("Plan"). Regardless, they are expected to become vested by March 31, 2000, since CAI's stock price needs only exceed $38.82 for sixty days during the preceding twelve months for such vesting to occur. A number of Plan conditions which concern vesting have not been described, or have been described inconsistently, in CAI's public financial statements. Wang participated in a meeting and communications concerning the matters set forth in this Complaint in this judicial district.

     11. Defendant Sanjay Kumar is the President, Chief Operating Officer and a director of CAI. He also is one of three members of the Executive Committee of CAI's Board. He joined CAI in 1987, and he served as Executive Vice President-Operations and Senior Vice President-Planning before being elected to his current positions effective January 1994. He also owns a significant amount of stock in CAI. Kumar participated in a meeting and communications concerning the matters set forth in this Complaint in this judicial district.

GENERAL ALLEGATIONS

     12. In effecting the wrongful actions herein alleged, each defendant was the agent or co-conspirator of each other defendant, and was acting in the course and scope of said agency or conspiracy. Defendants also ratified, approved and accepted all or part of the wrongful acts of their agents, employees and/or co-conspirators alleged herein. Moreover, at the time of the wrongful conduct alleged herein, Plaintiff was led to believe, either intentionally or with a lack of ordinary care, that each defendant was the agent, employer or co-conspirator of each other defendant, and that they were acting within the course and scope of said agency, employment or conspiracy in perpetrating the wrongful conduct alleged herein. In addition, Wang and Kumar were permitted by CAI to be in positions to commit the wrongful conduct alleged herein while appearing to act within the powers permitted to them by their corporate principal.

     13. The true names and capacities of various other defendants, whether corporate, individual or otherwise, are at this time unknown to Plaintiff, but may include various subsidiaries and affiliates of CAI, as well as officers, directors, employees and agents of the corporate defendant. Plaintiff will amend this Complaint if necessary when the true names, capacities and actions of Corporate Does 1-50 and Individual Does 51-100 become ascertained. On information and belief, each of said defendants is responsible in some manner for the events and injuries described herein and have caused damage to Plaintiff as described herein.

     14. Representatives of Defendant CAI have been present frequently in this judicial district and have maintained substantial contacts in Los Angeles County and the State of California. CAI has two offices in this district and nine offices throughout California. The obligations and liabilities which are the subject of this action arose in this judicial district, and various of the wrongful acts of the Defendants alleged herein took place in the County of Los Angeles, State of California. Jurisdiction and venue are proper.

                                FIRST CAUSE OF ACTION

                (UNFAIR, UNLAWFUL, AND FRAUDULENT BUSINESS PRACTICES)

                      (BY PLAINTIFF CSC AGAINST ALL DEFENDANTS)


     15. Plaintiff CSC incorporates by reference and realleges Paragraphs 1 through 14 as if set forth in full herein.

     16. Defendants, and each of them, have engaged, are engaging, continue to engage in, and propose to continue to engage in, unlawful, unfair and fraudulent business acts and practices in violation of the California Unfair Business Practices Act, set forth at California Business and Professions Code section 17200 et seq. Specifically, Defendants, and each of them, were engaging, are engaging, and will continue to engage in a systematic and conspiratorial campaign of unfair, unlawful, and fraudulent acts and practices to attempt to coerce CSC and its directors to sell the company to CAI at a disadvantageous and unfair price and in a transaction which would be detrimental to the interests of CSC and its customers, employees, and stockholders.

     17. In furtherance of Defendants' campaign, Defendants first attempted to buy the loyalty of Honeycutt, CSC's chief executive officer, to secure his support to sell CSC below its value, and thereby defraud CSC shareholders. When this failed, Defendants sought to coerce CSC to negotiate an acquisition on their terms by threatening to cause severe harm to CSC's business.

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Defendants subsequently have followed through on their threats and are continuing their illegal coercive scheme. In Defendants' minds, there is no downside to this unlawful and unfair strategy. The worst CAI perceives may happen is that it does substantial harm to CSC's relationships with its customers and employees so that CAI will be in a better position to compete against CSC if it is unable to acquire CSC below its value -- competition which Wang promised if the deal is unsuccessful. In the process, Defendants are hoping to gain access to CSC's confidential financial information and trade secrets, which also would put it in a better position to compete against CSC.

     18. Defendants' actions threaten severe damage to the business of CSC and the value of the shareholders' interests. Defendants' gross and persistent misconduct is precisely the type of behavior the California Unfair Business Practices Act was designed to address.

     19. Therefore, as set forth more fully in the Prayer below, Plaintiff seeks to enjoin Defendants from engaging in, and continuing to engage in, unlawful, unfair and fraudulent business acts and practices, and all violations of California law; to enjoin Defendants from proceeding with their proposed acquisition of CSC and from any further acquisition of shares or any attempt to solicit the shareholders of CSC; to enjoin Defendants from attempting illegally to buy the loyalty of any of CSC's officers, directors, employees or representatives or from attempting to induce them to breach their fiduciary duties; to enjoin Defendants from attempting to coerce improperly CSC or its officers, directors, employees or representatives to sell CSC to CAI at a disadvantageous and unfair price and in a transaction which would be detrimental to the interests of CSC, its customers, employees, stockholders and the public interest; to enjoin Defendants from making false and fraudulent representations; to enjoin Defendants from communicating in any way, directly or indirectly, with CSC's customers and employees about any proposed transaction; and, to pay restitution to CSC in an amount to be determined at trial.

       (A) CAI'S FIRST STEP: IMPROPER ATTEMPT TO BUY LOYALTY

     20. On December 18, 1997, Wang and Kumar came to CSC's corporate headquarters in El Segundo to meet with Honeycutt. The purpose of their meeting was unknown to Honeycutt. Kumar had called Honeycutt's assistant the day before and indicated that Wang and Kumar were interested in visiting CSC's offices, which is not surprising since is a vendor of

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software to CSC. At the meeting, Wang began by stating, "Wouldn't it be great to be partners." Honeycutt, who had no idea what he was talking about, indicated that his company already had a license relationship whereby CSC had the ability to use CAI's software with many of its clients. Wang then explained that he envisioned a different partnership through a combination in which CAI purchased CSC. He stated that such a transaction would be a good strategy for CAI.

     21. Honeycutt responded that he could see no advantage for CSC in such a relationship, an issue which Wang had neglected to address. Honeycutt stressed that CSC was not up for sale, and that he could not support any transaction based on the assertions Wang made. After some additional discussion, Wang asked Honeycutt if Wang and Kumar could meet privately for five minutes. Honeycutt stepped out of the meeting.

     22. When Honeycutt returned, Wang did not seek to explain how a merger benefited CSC, nor did he present any business plan for the combined companies. Instead, Wang offered to pay Honeycutt personally more than $50 million. Wang promised that Honeycutt would receive guaranteed stock options worth at least $35 million (with any shortfall in market value being paid by CAI), as well as a guaranteed seven-year contract with an annual base income of no less than $2.5 million. Honeycutt objected to this attempt to buy his loyalty, and was interrupted by Wang.

     23. Wang stated he wanted to consummate a merger transaction for $100 a share, which he and Kumar knew was far below the value of CSC. Indeed, on February 11, 1998, CAI made public an offer of $108 a share (which it knows is still less than the value of CSC). This price difference alone represents value to CSC shareholders of about $650 million. Further, on or about February 15, CAI's bankers stated on the telephone to a representative of CSC that CAI was prepared to pay $114 a share (which it also knows is less than the value of CSC) in a friendly transaction, pointedly emphasizing the potential harm to CSC's business that CAI would cause if CSC was not sold on CAI's terms. The $14 dollar price difference between $100 a share and $114 per share represents approximately $1.1 billion to CSC shareholders.

     24. The conduct of Defendants was an intentional, unlawful and corrupt attempt to buy Honeycutt's support of a transaction that only benefited CAI at the expense of CSC and its


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stockholders. Defendants' conduct is an express violation of numerous provisions of the California Penal Code governing commercial bribery (including the criminal statutes governing solicitation of others to Join in a bribery scheme). It is an unlawful, unfair, and fraudulent business act or practice within the meaning of the California Unfair Business Practices Act.

       (B) CAI STEP NO. 2: ATTEMPTED ECONOMIC DURESS

     25. A second brief meeting was held on February 5, which Honeycutt attended based on the promise that Defendants were going to reveal their business plan for a combined entity, and therefore explain how the transaction benefited CSC. Defendants did not keep this promise. Instead, Defendants threatened to directly and wrongfully harm CSC if it refused to agree to a transaction on CAI's terms. They mentioned $98 a share. Given CAI's negative reputation and the nature and tone of Defendants' threats, CSC had a reasonable belief that CAI would attempt to do exactly as it threatened. CAI has in fact done so.

     26. CAI's threats were echoed in a letter dated February 15, 1998, in which CAI stated that if a friendly transaction was not consummated promptly on CAI's terms, the consequence would be "an adverse impact to CSC's business and people." Kumar continued that "a reduced value of CSC" would result from CAI's actions. Statements to this effect also were made to the same CSC representative on or about that day, in which CAI noted that it independently had been in discussions with competitors of CSC which were excited about the prospect of CSC being damaged.

     27. Defendants' attempts at improper economic duress were rebuffed by CSC. The interests of CSC and its shareholders, employees, and customers were paramount and would not be sacrificed because of CAI's threats of improper economic injury. That CAI has chosen to follow through on its statements has exacerbated its wrongful conduct.

     28. Defendants' conduct is an express violation of numerous provisions of the California Penal Code governing economic extortion (including the criminal statutes governing solicitation of others to join in an extortion scheme). It is an unlawful, unfair and fraudulent business act or practice within the meaning of the California Unfair Business Practices Act.


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       (C)  CAI STEP NO. 3: FRAUDULENT MISREPRESENTATIONS ABOUT NEGOTIATIONS AND
            THE PROSPECT FOR AN "AGREEMENT."

     29. CAI was aware that an offer by it to acquire CSC would lack credibility in view of fundamental obstacles to a combination of its business methods and reputation with those of CSC. In an effort to overcome the skepticism with which a takeover offer by it was sure to be received, it embarked on a deliberate attempt to mischaracterize its two meetings with CSC's chief executive officer. CAI therefore deliberately and falsely published statements calculated to lead CSC's employees, customers, shareholders and the general public into believing that Honeycutt was in agreement with all aspects of the proposed acquisition, save only price. Defendants made these statements fully knowing that they were false when made.

     30. On February 11, 1998, Defendants published a letter sent to CSC's chief executive officer dated the previous day. The letter from Kumar to Honeycutt contained numerous, deliberate material misrepresentations of fact.

     31. First, the letter states that Honeycutt invested "significant time" in discussions "regarding the combination of" CAI and CSC, emphasizing that these "discussions" commenced in mid-December. In fact, the only communications between the parties on the subject were two brief meetings (and a few telephone calls to schedule the meetings) in which CAI expressed its strong desire to purchase CSC at a disadvantageous and unfair price, attempted to buy the loyalty of the chief executive officer of CSC, and threatened to damage CSC if Honeycutt refused to accede to CAI's proposals.

     32. The mischaracterization of CAI's communications with Honeycutt continue in the February 10 letter: "As we agreed, the combination of CA and CSC would create a worldclass information technology solutions provider with unparalleled depth in both software and services. The combination of CA's strength in software and CSC's services capabilities, together with our collective personnel, would create the perfect model for the next generation of information technology solutions providers that will lead our industry into the millennium. (Emphasis added). In fact, as Defendants well knew, there was never any such agreement.


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Neither Honeycutt nor anybody else at CSC had "agreed" with any of these propositions and, in fact, Honeycutt strongly disagreed with them. As Defendants well knew, Mr. Honeycutt had made it clear again in no uncertain terms that he was not interested in the combination as proposed by Defendants, because the proposed price was not fair and the strategy was flawed.

     33. Defendants' misrepresentations in the February 10 letter continue with the statement that the parties have reached "agreement" on the material terms of a combination of the two companies, with the sole exception of price. Indeed, these purported agreements are said to be "confirmed by my letter," suggesting that terms already have been incorporated into writing. No such agreements were ever reached, and Defendants acknowledged this at the February 5 meeting.

     - Defendants falsely stated in the February 10 letter, "We are in agreement on the need and manner of retaining key managers and employees." (Emphasis added).

     - Defendants falsely represented, "We are in agreement on providing stock option grants to key managers and employees." (Emphasis added).

     - Defendants falsely wrote, "We are in agreement that the CSC organization within the combined company will be on equal footing to CAI's existing product organization."

     - Further, Defendants falsely suggested that there was an agreement that the parties "do not expect the combined company to need to reduce any head count to achieve the synergies that a transaction of this size demands."

     - Defendants falsely suggested that discussions had occurred and agreement was reached on the structure and organization of a combined entity. "As we discussed, it would make sense for the CA part of the combined company to take over CSC's product development efforts and for CSC, in turn, to take over CA's service commitments and efforts." (Emphasis added.)

     34. Defendants have continued to misrepresent and mischaracterize their communications with Mr. Honeycutt in numerous media and investor interviews and statements. For example, they stated on a conference call on February 11 to members of the press that CAI


                                          12

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and CSC had "significant agreement on most of the points" and that "we're simply disagreeing over value at this point."

     35. Defendants' conduct was calculated to, did, and continues to cause substantial damage to CSC's relationships with customers, prospective customers, employees, prospective employees and shareholders. Material misstatements intentionally made by Defendants created and continue to create false expectations and fears on the part of such persons about the prospect of a business combination. By creating these false expectations and fears, Defendants intended to mislead customers, prospective customers, employees and the investment community into believing that the proposed transaction was commercially attractive, that agreement was close at hand, and that opposition to such a transaction would be pointless and futile. This conduct also was intended to coerce CSC to accept the offer, even though it is much less than the value of the company, rather than be subject to shareholder lawsuits if the price of the stock dropped. Defendants' fraudulent misrepresentations, in conjunction with their other misconduct, constitute an unlawful, unfair and fraudulent attempt to coerce CSC to sell the company at less than its value.

     36. At the same time CAI claims that negotiations were proceeding and agreements were being reached, Wang, Charles P. McWade (Senior Vice President of Finance of CAI), and Russell M. Arntz (Executive Vice President of Research and Development), sold over $27 million of stock of CAI. These sales took place in late January and early February. Defendants well knew that the public announcement of a proposed transaction with CSC would cause a steep and sudden decline in the value of CAI stock as a result of the high cost of the transaction to CAI, the formidable obstacles to combining the two incompatible businesses, and the substantial long-term dilution of CAI's earnings per share that would result. Wang sold 150,000 shares of CAI stock at $49.13 per share, for $7.4 million on January 22, according to documents filed with the Securities and Exchange Commission ("SEC"). He sold another 150,000 shares at $48.06 per share for a total of $7.2 million on January 27. McWade sold 72,006 shares at $53.65 per share for a total of $3.9 million on January 30, 1998. Arntz stated in a Form 144 filing that he was going to sell 175,000 shares of CAI "ASAP" on February 2 for in excess of $9.4 million in total proceeds at the market price, and expressly represented to the SEC that he "does not have any


                                          13

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material adverse information in regard to the current and prospective operations of the issuer of the securities to be sold which has not been publicly disclosed" immediately above his signature.

     37. Defendants' conduct was calculated to, did, and continues to cause substantial damage to CSC's relationships with employees, prospective employees, customers, prospective customers, and shareholders, and was calculated to interfere with CSC's ongoing business. By damaging these relationships, the value of CSC's business is reduced accordingly. Thus, by damaging CSC, CAI is attempting to bring that value down to its desired disadvantageous and unfair price range. And even if the transaction does not go forward, CAI will have damaged CSC through its improper conduct, just as CAI is entering into competition with CSC . Wang himself promised at the very first meeting with Honeycutt that if the proposed transaction did not go forward, CAI would become one of the primary competitors of CSC within five years. Defendants' "squeeze" tactics violate the California Unfair Business Practices Act.

     (D) CAI STEP NO. 4: FRAUDULENT MISREPRESENTATIONS ABOUT THE FEASIBILITY AND EFFECTS OF THE PROPOSED TRANSACTION


     38. Defendants intentionally, fraudulently, and with reckless disregard made misstatements concerning the effects a combination would have on CSC and on the combined entity, and omitted substantial material information. They stated that Honeycutt was in agreement that "the combination of CA and CSC would create a world-class information technology solutions provider with unparalleled depth in both software and services." They represented that there would be "inherent synergies" in a combination of the two companies, and that these purported mutual synergies would result in an improved operating entity. They have emphasized the "incredible potential that this merger holds for the clients, employees, and shareholders" of CSC. They emphasized that "we believe we're offering a very fair value" to CSC shareholders, and that CSC people agree that a combination "is a tremendous opportunity for both companies." They stressed that customers "would also have many, many more opportunities in working with the combined company" and that the deal somehow "benefits clients." They have emphasized that nothing would "change dramatically in any reorganization."


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

     39. Defendants made these statements fully knowing that they were false when made, or with reckless disregard for their accuracy, and also are aware that they are omitting substantial material information. Defendants are aware that the merger is not in CSC's best interests, and that any combination does not make business sense to CSC. Defendants also are aware that they are not offering to buy CSC at a full or fair value, but simply want to buy CSC for less than its value through the exercise of the wrongful means described herein.

     40. Defendants are aware of and have failed to disclose the numerous adverse effects that the proposed business combination would have on CSC and its business. CSC's strong financial position, as reflected by its 'A' credit rating, is critical to its ability to secure the large, long-term outsourcing contracts that are a key to growth in CSC's information technology business. A combined CSC and CAI would be irresponsibly leveraged and thus have a much lower credit rating (possibly not even investment quality) and be at a distinct disadvantage in the competition for such business. As CAI is aware, this would adversely affect the financial performance of any combined enterprise. Second, CSC's ability to provide independent solutions is a threshold and important issue for customers which demand platform neutrality. CAI is well aware that this neutrality would be severely compromised if CSC were to be acquired by CAI and, as a result, CSC would lose substantial credibility in the marketplace. Third, more than 25 percent of CSC's total anticipated revenues for fiscal 1999 are derived from outsourcing contracts that contain change in control provisions which would allow customers who are concerned about such issues or any involvement with CAI to move to another services firm. Fourth, software critical to CSC's data centers and other operations is licensed to CSC under contracts that are terminable by the licensor if CAI acquires CSC. Fifth, CSC's substantial work for the federal government and related defense clearance issues present significant problems in the proposed combination.

     41. Given its negative reputation in the computer industry and past predatory practices, CAI cannot reasonably expect that all the employees of CSC will remain with the company if CAI were to complete a merger transaction. On information and belief, based on CAI's past practices, CAI does not reasonably intend to retain all of CSC's employees after a merger transaction, despite express statements to the contrary by Wang and Kumar. In fact, CAI's representations in this respect contradict themselves. In their press release discussing their offer on February 11, CAI states that it intends to retain "all of CSC's valuable employees" (emphasis added), whatever that means. Similarly, in the letter to Honeycutt dated February 10, Kumar states that "we anticipate that all of the valuable CSC employees will be offered positions with a combined company," and that CAI intends to retain "key managers and employees." (Emphasis added). Then, in a letter dated February 11 to all CSC employees, Defendants wrote that it "will offer every employee a position in the combined company," and then stated that same day to the press that "we're committed to retaining all of CSC's employees" -- representations which are inherently incredible. As Wang himself acknowledged in Upside, "Most companies lie [about retaining employees in an acquisition]. They have no intention of keeping two legal departments, two administrative staffs, two this and two that after an acquisition, but they want to be popular. They want to be loved."

     42. On information and belief, Defendants also made misstatements to banks to obtain financing commitments, to rating agencies, to the press and to the public. They minimized the negative impact of the transaction on CAI's financial position and earnings, and the dilutive effect on their performance. This is particularly true in light of CAI's past and present accounting practices such as those reported by the Center for Financial Research and Analysis in a 1996 evaluation. On information and belief, Defendants also failed to describe accurately the effects of a billion dollar charge to CAI's income due to the shares granted to CAI's three top executives as referenced above. Defendants then used "financing commitments" and a potential credit rating for a combined company, acquired as a result of this misinformation, to assist in its attempt to acquire CSC for less than its value.

     43. Defendants' goal in engaging in this fraudulent conduct was to acquire CSC at a disadvantageous and unfair price in a transaction which would be detrimental to the interests of CSC and its customers, employees, and stockholders. They desire to move as quickly as possible and to exert maximum and continuing pressure on CSC in this respect. Defendants, by means of their misrepresentations, also intend to cast doubt on the credibility and motives of CSC's board in rejecting CAI's offer, and therefore irreparably damage its ability to communicate effectively with CSC's shareholders, customers, and employees concerning CAI's offer.

     (E) CAI STEP NO. 5: INTERFERENCE WITH EMPLOYMENT RELATIONSHIP

     44. Defendant CAI is engaged in a campaign of communicating with CSC employees and stating to them that the transaction is imminent. This has led to ongoing interference with the conduct of CSC's business, and threatens to damage CSC's reputation in the eyes of its employees, many of whom would consider CAI an unacceptable employer. As one example, CAI representatives have come to CSC's offices unsolicited and told CSC employees that CAI was taking over the company and that CAI would be its new employer.

     45. CAI representatives have sought to dissuade prospective employees from interviewing with CSC. At one job fair, a CAI representative told prospective applicants applying at CSC's booth not to sign up with "those guys" since "we are going to buy them anyway." Prospective recruits have been convinced not to interview with or and become employed at CSC because of CAI's misconduct.

     46. CAI's actions have damaged, and continue to damage, CSC's positive relationship with its employees -- who constitute the single most important part of its service business.

     (F) CAI STEP NO. 6: INTERFERENCE WITH CUSTOMER RELATIONSHIPS

     47. CAI also improperly has been contacting customers of CSC and stating that it is taking over the relationship with those customers because of the transaction. Understandably, CSC's customers have been extremely upset. Because of the false representations of CAI about an imminent transaction and prior "agreements," CSC's customer relationships and new business opportunities are threatened with disruption.

                                SECOND CAUSE OF ACTION

                              (IMPROPER ECONOMIC DURESS)

                      (BY PLAINTIFF CSC AGAINST ALL DEFENDANTS)


     48. Plaintiff CSC incorporates by reference and realleges Paragraphs 1 through 47 as if set forth in full herein.

     49. As set forth in detail above, the Defendants have acted intentionally and unlawfully in attempting to exert improper influence and pressure on CSC and its directors, officers, employees and stockholders, and have injured CSC in its ongoing business operations and its favorable reputation in the information technology services and financial communities.

     50. As a direct, proximate and foreseeable result of the above-described misconduct, CSC has suffered and will continue to suffer a significant loss of its good name and reputation and damages to its ongoing business operations in excess of $50 million, the precise amount to be determined at trial.

     51. The wrongful actions of the Defendants alleged herein were willful, wanton, malicious and oppressive, and thus Plaintiff is entitled to exemplary and punitive damages appropriate to punish and make an example of all Defendants.

                                THIRD CAUSE OF ACTION

                      (CONSPIRACY TO ENGAGE IN WRONGFUL CONDUCT)

                      (BY PLAINTIFF CSC AGAINST ALL DEFENDANTS)

     52. Plaintiff CSC incorporates by reference and realleges Paragraphs 1 through 51 as if set forth in full herein.

     53. Defendants, and each of them, knowingly and willfully conspired and agreed with one another to engage in the wrongful conduct set forth above. Defendants furthered the conspiracy by acting in furtherance of the conspiracy, by lending cooperation, aid and encouragement to the other co-conspirators, and by ratifying, accepting and adopting the wrongful acts alleged herein.

     54. The wrongful actions of the Defendants alleged herein were willful, wanton, malicious and oppressive, and thus Plaintiff is entitled to exemplary and punitive damages appropriate to punish and make an example of all Defendants.

                                FOURTH CAUSE OF ACTION

                 (INTENTIONAL INTERFERENCE WITH PROSPECTIVE ECONOMIC

                         ADVANTAGE AND CONTRACTUAL RELATIONS)

                      (BY PLAINTIFF CSC AGAINST ALL DEFENDANTS)

     55. Plaintiff CSC incorporates by reference and realleges Paragraphs 1 through 54 as if set forth in full herein.

     56. CSC has established long-term business relationships with its customers and employees for the provision of computer services. Plaintiff has an honorable and respected reputation in the information technology services industry and with its employees and customers for trustworthiness and for dealing in good faith with them.

     57. As set forth in detail above, the Defendants have acted intentionally and unlawfully in attempting to interfere, and interfering, with CSC's contractual relationships with its customers and employees. As further set forth in detail above, the Defendants have acted intentionally and unlawfully in attempting to interfere, and interfering, with CSC's prospective economic relationships with current customers and employees, as well as prospective customers and employees. Such conduct was independently wrongful as alleged above.

     58. Defendants have engaged in this conduct to exert improper influence and pressure in an attempt to acquire the company on CAI's terms at an unfair price. Defendants also intended to injure CSC's business as a potential competitor.

     59. As a direct, proximate and foreseeable result of the above-described misconduct, CSC has suffered and will continue to suffer a significant loss of its good name and reputation and damages to its ongoing business operations in excess of $50 million, the precise amount to be determined at trial.

     60. The wrongful actions of the Defendants alleged herein were willful, wanton, malicious and oppressive, and thus Plaintiff is entitled to exemplary and punitive damages appropriate to punish and make an example of all Defendants.

                                        PRAYER

     WHEREFORE, Plaintiff prays for judgment against the Defendants, as specified in each Cause of Action set forth above, as follows:

     FOR CAUSE OF ACTION ONE, that Defendants be preliminarily and permanently restrained and enjoined, and that CSC be paid restitution, as follows:

     (a) Enjoin Defendants from engaging in, and continuing to engage in, the unlawful, unfair and fraudulent business acts and practices set forth above;

     (b) Enjoin Defendants from engaging in, and continuing to engage in, any violations of California law as set forth above;

     (c) Based on Defendants' persistent and gross misconduct, enjoin them from proceeding with their proposed acquisition of CSC and from any further acquisition of shares or any attempt to solicit the shareholders of CSC;

     (d) Enjoin Defendants from attempting illegally to buy the loyalty of any of CSC's officers, directors, employees or representatives or from attempting to induce them to breach their fiduciary duties;

     (e) Enjoin Defendants from attempting to coerce improperly CSC or its officers, directors, employees or representatives to sell CSC to CAI at a disadvantageous and unfair price and in a transaction which would be detrimental to the interests of CSC, its customers, employees, stockholders and the public interest;

     (f) Enjoin Defendants from making false and fraudulent representations to the public about any meetings or communications with any CSC representatives, including the false and fraudulent representations concerning the purported negotiations or "agreements;"

     (g) Require Defendants to issue statements to the public correcting the false and fraudulent representations to the public about meetings and communications with any CSC representatives, including the false or fraudulent representations concerning the purported negotiations or "agreements;"

     (h) Enjoin Defendants from making false and fraudulent representations to the public about the prospects of a combined company, as well as the minimal negative impact a combination would have on CAI's financial position and earnings, particularly in light of its past and present accounting practices;

     (i) Require Defendants to issue statements to the public correcting the false and fraudulent representations to the public about the prospects for the combined company, as well as the minimal negative impact a combination would have on CAI's financial position and earnings;

     (j) Enjoin Defendants from communicating in any way, directly or indirectly, with CSC's customers and employees about any proposed transaction; and,

     (k) Pay restitution to CSC in an amount to be determined at trial.

     FOR CAUSES OF ACTION TWO THROUGH FOUR,

     1.   For damages in excess of $50 million;

     2.   For interest thereon at the statutory rate;

     3.   For exemplary and punitive damages;

     4.   For reasonable attorneys' fees and expenses;

     5.   For costs of suit incurred herein;

     6.   For such other and further relief as this Court deems just and proper.



DATED:  February 23, 1998

                                                GIBSON, DUNN & CRUTCHER LLP
                                                WAYNE W. SMITH
                                                DAVID A. BATTAGLIA
                                                MICHELLE H. TREMAIN
                                                ROBYN C. CROWTHER


                                                 By:  /s/ DAVID A. BATTAGLIA
                                                    ---------------------------
                                                       David A. BATTAGLIA

                                                 Attorneys for Plaintiffs
                                                 COMPUTER SCIENCES CORPORATION

--------------------------------------------------------------------------------
               SUPERIOR COURT OF CALIFORNIA, COUNTY OF LOS ANGELES
--------------------------------------------------------------------------------
SHORT CASE TITLE                                    CASE NUMBER
Computer Sciences Corporation

     v.

Computer Associates International, Inc.             CERTIFICATE OF ASSIGNMENT
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
File this certificate with all cases presented for filing in all districts of the Los Angeles Superior Court.
--------------------------------------------------------------------------------

[X] JURY TRIAL                 [ ] NON-JURY TRIAL                [XX] TIME
ESTIMATED FOR TRIAL  20        [ ]HOURS/[X] DAYS.

The undersigned declares that the above entitled matter is filed for proceedings in the Central District of the Los Angeles Superior Court under Section 392 et seq., Code of Civil Procedure and Rule 2 (b), (c) and (d) of this court for the reasons checked below. The address of the accident, performance, party, detention, place of business, or other factor which qualifies this case for filing in the above designated district is as follows:


--------------------------------------------------------------------------------
NAME: (INDICATE TITLE OR OTHER QUALIFYING FACTOR)               ADDRESS:

     Computer Sciences Corporation                        2100 East Grand Avenue

-----------------------------------------------------------------
CITY:                       STATE:                   ZIP CODE:

El Segundo                  CA                       90245


------------------------------------------------------------------------------------------------------------------------------------
                                              CHECK ONLY ONE NATURE OF ACTION.
------------------------------------------------------------------------------------------------------------------------------------
NATURE OF ACTION                 GROUND                            NATURE OF ACTION                   GROUND
------------------------------------------------------------------------------------------------------------------------------------
[ ]  A7100 Vehicle Accident      Local Rule 2 sets forth the       No. of Minors Involved:________    One or more of the party
[ ]  A7210 Med Malpractice       provisions for mandatory filings  [ ] A5520 Regular Dissolution      litigants resides within
[ ]  A7200 Other Personal Inj.   in the Central District and       [ ] A5525 Summary Dissolution      the district.**
[ ]  A7220 Product Liability     optional filings in the Central   [ ] A5530 Nullity
[ ]  A6050 Other Malpractice     District or District other than   [ ] A5510 Legal Separation         (Not a requirement
[ ]  A6012 Collection/Note       the Central District in           [ ] A6135 Foreign Support          for filing in Central
[XX] A6040 Injunct. Relief       "Los Angeles County."             [ ] A6136 Foreign Custody          District--Rule 2)
[ ]  A6030 Declar. Relief                                          [ ] A6122 Domestic Violence
[ ]  A6170 Late Claim Relief     If this is a Class Action,        [ ] A6130 Family Law Complaint-
[XX] A6000 Other Complaint       mark this box:                        Other
(Specify): Business Tort         [ ] Class Action                  ----------------------------------------------------------------
----------------------------------------------------------------   No. of Minors Involved:________    Child resides or deceased
[ ]  A6011 Contract/Commercial   Performance in the district is    [ ] A6080 Paternity                father's probate would be
                                 expressly provided for.**         [ ] A6131 DA Paternity             filed in the district.**
----------------------------------------------------------------       (DA use only)
[ ]  A7300 Eminent Domain/       The property is located within    [ ] A6133 DA Agreement
     Inverse Condemnation        the district.**                       (DA use only)
     No. of Parcels____________                                    [ ] A6600 Habeas Corpus Family     Child is held within the
[ ]  A6020 Landlord/Tenant (UD)                                        Law                            district.**
[ ]  A6060 Real Property Rights                                    -----------------------------------------------------------------
----------------------------------------------------------------   [ ] A6101 Agency Adoption          Petitioner resides within
[ ]  A6140 Admin Award           The administrative tribunal is    [ ] A6102 Independent Adoption     the district.**
                                 located within the district.**    [ ] A6104 Stepparent Adoption                 or
----------------------------------------------------------------   [ ] A6103 Adult Adoption           Consent to out-of-state
[ ]  A6160 Abstract              The judgment debtor holds         [ ] A6106 Sole Custody Petition    adoption, consentor resides
[ ]  A6141 Sister State          property within the               [ ] A6105 Abandonment              within the district.**
     Judgment                    district.**                       -----------------------------------------------------------------
[ ]  A6107 Confession of                                           [ ] A6210 Probate Will-Letters     Decedent resided within the
     Judgment                                                          Testamentary                   district.**
----------------------------------------------------------------   [ ] A6211 Probate Will-Letters                or
[ ]  A7221 Asbestos Pers. Inj.   Must be filed in the                  Administration                 Decedent resided out of the
[ ]  A6070 Asbestos Prop. Dam.   Central District.                 [ ] A6212 Letters of               district, but held property
[ ]  A6137 RESL Initiating                                             Administration                 within the district.**
     Petition                                                      [ ] A6213 Letters of Special                  or
[ ]  A6138 RESL Responding                                             Administration                 Petitioner, conservatee or
     Petition                                                      [ ] A6214 Set Aside Sm.            ward resides within this
[ ]  A6139 RESL Reg of Foreign                                         Estate (6602 PC)               district.**
     Support                                                       [ ] A6215 Spousal Property
[ ]  A6111 Minor's Contract                                        [ ] A6216 Succession to Real
[ ]  A6190 Election Contest                                            Property
----------------------------------------------------------------   [ ] A6217 Summary
[ ]  A6110 Name Change           One or more of the party               Probate (7660 PC)
[ ]  A6121 Civil Harassment      litigants resides within          [ ] A6218 Real Prop. Sm.
[ ]  A6100 Other Petition        the district.**                        Value (13200 PC)
(Specify):___________________                                      [ ] A6230 Conservatorship P & E
----------------------------------------------------------------   [ ] A6231 Conservatorship Person
[ ]  A6151 Mandamus*             The defendant functions           [ ] A6232 Conservatorship Estate
[ ]  A6152 Prohibition*          wholly within the                 [ ] A6233 Medical Treatment
[ ]  A6150 Other Writ*           district.**                           without Consent
(Specify):___________________                                      [ ] A6240 Guardianship P & E
                                                                   [ ] A6241 Guardianship Person
                                                                   [ ] A6242 Guardianship Estate
                                                                   [ ] A6243 Spouse Lacks Capacity
                                                                   [ ] A6254 Trust Proceedings
                                                                   [ ] A6260 Comp. Minor's Claim
                                                                   [ ] A6180 Petition to Establish
                                                                       Fact of Birth, Death or Marriage.
                                                                   [ ] A6200 Probate Other
                                                                   (Specify):______________________
------------------------------------------------------------------------------------------------------------------------------------


     I declare under penalty of perjury under the laws of the State of California that the foregoing is true and correct and this declaration was executed on February 23, 1998 at Los Angeles, California.

/s/ David A. Battaglia
------------------------------------
(SIGNATURE OF ATTORNEY/FILING PARTY)
David A. Battaglia

* Perogative writs concerning a Court of inferior jurisdiction shall be filed in Central District.
**Rule 2 allows optional filing in Central District.

     THE COURT MAY IMPOSE SANCTIONS OR OTHER PENALTIES FOR FAILURE TO FILE IN THE PROPER DISTRICT

4 76C134                 CERTIFICATE OF ASSIGNMENT                  RULE 2 LASCR